UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Form 6-K (including exhibits thereto) is herby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-274929), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On January 25, 2024, Mobilicom Limited (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance of (i) 133,889,525 ordinary shares represented by 486,871 American Depositary Shares (“ADSs”), and (ii) pre-funded warrants to purchase up to an aggregate of 389,497,350 ordinary shares represented by 1,416,354 ADSs, in a registered direct offering at an offering price of $1.55 per ADS and $1.5499 per pre-funded warrant, for aggregate gross proceeds of approximately $2.95 million. Each ADS represents two hundred seventy-five (275) ordinary shares, no par value, of the Company. The offering is expected to close on or about January 30, 2024, subject to the satisfaction of customary closing conditions.

In addition, in a concurrent private placement, the Company agreed to issue the investors warrants to purchase up to an aggregate of 523,386,875 ordinary shares represented by 1,903,225 ADSs at an exercise price of $1.55 per ADS. The warrants will be immediately exercisable and will expire five years following the initial exercise date. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

Each pre-funded warrant is exercisable for one ADS at an exercise price of $0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full.

Under the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 90 days following the closing of the offering, subject to certain customary exceptions.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company is also a party to a letter agreement (the “Placement Agent Agreement”) with Ladenburg Thalmann & Co. Inc.  (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. A copy of the Placement Agency Agreement, dated as of January 25, 2024, by and between the Company and the Placement Agent is attached hereto as Exhibit 10.2 and incorporated herein by reference.  The Company has agreed to pay the Placement Agent a cash placement fee equal to 6.5% of the aggregate gross proceeds and a non-accountable expense allowance of 1.0% of the gross proceeds. The Company also agrees to reimburse Placement Agent’s actual and incurred expenses up to an aggregate of $75,000. The Placement Agent will also receive placement agent warrants on substantially the same terms as the investors in the offering in an amount equal to 5.0% of the aggregate number of ADSs sold in the offering (or warrants to purchase up to an aggregate of 95,161 ADSs), at an exercise price of $1.55 per ADSs, with an expiration date of five years from the closing date.

The ADSs and the underlying ordinary shares to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of January 25, 2024 which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274929) (the “Registration Statement”), which became effective on October 23, 2023, and the base prospectus dated as of October 23, 2023 contained in such Registration Statement.

The warrants, the placement agent warrants and the ADSs and ordinary shares underlying the warrants and placement agent warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a), and have acquired the warrants and the ADSs underlying the warrants as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants, the placement agent warrants and the ADSs and ordinary shares underlying the warrants and the placement agent warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the warrants, the placement agent warrants and underlying ADSs and ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Purchase Agreement, the pre-funded warrants, the warrants and the placement agent warrants are subject to, and qualified in their entirety by the complete text of such documents attached hereto as Exhibits 10.1, 10.2, 10.3, and 10.4, respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

Copies of the opinions of QR Lawyers and Greenberg Traurig, LLP relating to the securities are attached as Exhibits 5.1 and 5.2, respectively.

The Company previously announced the offering in a press release issued on January 26, 2024, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about January 30, 2024. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description

5.1	Opinion of QR Lawyers

5.2	Opinion of Greenberg Traurig LLP

10.1	Form of Securities Purchase Agreement dated as of January 25, 2024 between Mobilicom Limited and the investors listed therein

10.2	Placement Agent Agreement, dated as of January 25, 2024 aden, by and between the Company and Ladenburg Thalmann & Co. Inc.

10.3	Form of Pre-Funded Warrant to be issued by Mobilicom Limited on January 30, 2024

10.4	Form of Warrant to be issued by Mobilicom Limited on January 30, 2024

23.1	Consent of QR Lawyers (contained in Exhibit 5.1)

23.2	Consent of Greenberg Traurig LLP (contained in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: January 30, 2024	By:	/s/ Oren Elkayam
Oren Elkayam
Chairman